December 2, 2019

Peter Jackson
Chief Financial Officer
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

       Re: Builders FirstSource, Inc.
           Form 10-K For Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Item 2.02 Form 8-K Filed October 31, 2019
           File No. 000-51357

Dear Mr. Jackson:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Item 2.02 Form 8-K Filed October 31, 2019

Exhibit 99.1

1. You present free cash flow, a non-GAAP financial measure, for the three months and nine months ended September 30, 2019. Please provide the non-GAAP measure disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Refer to Question 102.07 of
      the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Jackson
Builders FirstSource, Inc.
December 2, 2019
Page 2



       Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNamePeter Jackson                          Sincerely,
Comapany NameBuilders FirstSource, Inc.
                                                         Division of
Corporation Finance
December 2, 2019 Page 2                                  Office of Trade &
Services
FirstName LastName